Exhibit 99.(h)(7)

March 26, 2015

Cavanal Hill Funds

One Williams Center, 15th Flr

Tulsa, OK 74172-0172

RE:	Consent to Assignment of Transfer Agency Services Agreement

This Letter Agreement (the “Letter”) is by and between Cavanal Hill Funds, formerly known as American Performance Funds (the “Client”) and Citi Fund Services Ohio, Inc. (“Citi”) and SunGard Investor Services LLC (“Purchaser”). Citi desires to assign the Agreements (as defined below) to Purchaser, Purchaser desires to accept such assignment and Citi and Purchaser wish for Client to consent to such assignment, and as such, the Parties agree to the following:

1.           Background. Reference is made to (i) that certain Transfer Agency Agreement dated as of July 1, 2004 (as amended, modified or supplemented from time to time, the “Transfer Agency Agreement”) by and among the Client and Citi. Ancillary to the Transfer Agency Agreement, the Client and Citi have entered into certain agreements related to the provision by Citi to the Client of recordkeeping and related services in connection with (i) Rule 22c-2 under the Investment Company Act of 1940 (as amended, modified or supplemented from time to time, a “Rule 22c-2 Agreement”) and (ii) a Funds Trading Agreement relating to recordkeeping in connection with purchases, exchanges or redemption of shares of the Client by BOKF, NA by and among the Client, Citi and BOKF, NA (the “Funds Trading Agreement,” and, with the Transfer Agency Agreement and the Rule 22c-2 Agreement, the “Agreements”). Copies of the Agreements, including all applicable amendments, modifications and supplements, are attached hereto as Exhibit A.

2.           Citi Transaction with SunGard. As we have discussed, affiliates of Citi, SunGard Investment Systems, LLC (“SIS”) and Purchaser, an affiliate of SIS, intend to effect a transaction (the “Transaction”) pursuant to that certain Transfer Agreement, dated as of December 19, 2014 (the “Transfer Agreement”), entered into by and between an affiliate of Citi and SIS. Under the terms of the Transfer Agreement, Citi and certain of its affiliates will assign and transfer to Purchaser certain assets and liabilities related to Citi’s U.S. transfer agency business, including all rights under the Agreements and all liabilities and obligations under the Agreements arising after the consummation of the Transaction (other than those relating to acts or omissions of Citi or its affiliates prior to such time), and Purchaser will accept and assume such rights, liabilities and obligations, including those under the Agreements.

3.           Representations and Warranties of Purchaser. Purchaser hereby makes the following representations and warranties:

(a)	Organization; Qualification; Power. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware and has the requisite power and authority and all licenses, permits and authorizations necessary to perform all necessary functions required to be performed pursuant to the Agreements.

(b)	Authorization. Purchaser has full power and authority to execute and deliver this Letter and to perform its obligations hereunder and under the Agreements. All action required to be taken by Purchaser in order to authorize Purchaser to enter into this Letter has been taken. This Letter, when executed and delivered by Purchaser, shall constitute valid and legally binding obligations of Purchaser enforceable against Purchaser in accordance with its terms.

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(c)	Legal Compliance. Purchaser is in compliance, in all material respects, with all laws applicable to its ability to perform its obligations under any of the Agreements.

(d)	Litigation. Purchaser (i) is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge nor (ii) is a party to any action, suit, proceeding, hearing, or investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before an arbitrator, in each case that would have a material adverse effect on Purchaser’s ability to fulfill its obligations under any of the Agreements.

(e)	No Conflicts; Consents. The execution, delivery and performance by Purchaser of this Letter and the Agreements do not:

i.	Conflict with or result in a violation or breach of, or default under, any provision of the organizational documents of the Purchaser; or

ii.	Conflict with or result in a violation or breach of, or default under, any law or governmental order applicable to the Purchaser, in each case in any material respect.

No consent, approval, permit, governmental order, declaration or filing with, or notice to, any governmental authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Letter

6.           Citi Request for Consent to Assignment. By means of this letter, Citi and Purchaser request that the Client: (i) provide its consent (effective as of the consummation of the Transaction) to Citi’s assignment of the Agreements to Purchaser, (ii) agree that the assignment and the Transaction shall not constitute a breach of the Agreements, and (iii) waives any right to terminate the Agreements as a consequence of the assignment thereof and the Transaction (collectively, the “Consent to Assignment”).

7.           Consents to Assignment and Amendment; Confidentiality. Client hereby provides its Consent to Assignment, on its own behalf and on behalf of any funds or other affiliates named in the Agreements. Client also agrees to keep confidential the existence and contents of this letter, including without limitation, the existence of, and all details relating to, the Transaction, including the Transfer Agreement and the transactions contemplated thereby (until and unless the Transaction is made public or unless and until the Client is obliged under applicable law to disclose the Transaction or any details thereof). Citi and Purchaser agree to keep confidential the existence and contents of this letter.

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Sincerely,

Citi Fund Services Ohio, Inc.

By:	/s/ Irimga McKay
Name:	Irimga McKay
Title:	Managing Director

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SunGard Investment Systems, LLC

By:	/s/ Douglas S. Morgan
Name:	Douglas S. Morgan
Title:	President, IAM

Acknowledged and Accepted:

Cavanal Hill Funds

By:	/s/ James L. Huntzinger
Name:	James L. Huntzinger
Title:	President
Date:	3/26/2015

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